Terren O’Connor

+1 858 550 6100

toconnor@cooley.com

June 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry

Kevin Vaughn

Joshua Gorsky

Celeste Murphy

Re:	RayzeBio, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 5, 2022

CIK No. 0001825367

Ladies and Gentlemen:

On behalf of RayzeBio, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2022 (the “Comment Letter”) with respect to the Company’s first amendment to Draft Registration Statement on Form S-1 (the “Amended DRS”), confidentially submitted to the Commission on April 5, 2022.

In response to the Comment Letter, the Company has revised the Amended DRS and confidentially submitted a second amendment to the DRS on June 23, 2023 (the “Second Amended DRS”) with this response letter.

The numbering of the paragraphs below correspond to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter in italicized font. Page references in the text of this response letter correspond to the page numbers of the Second Amended DRS. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Second Amended DRS.

Amendment No. 1 to Draft Registration Statement on Form S-1

Company overview, page 1

1.

We note your disclosure that you are “initiating a Phase 1 clinical trial for RYZ101 in patients with GEP-NETs in the first half of 2022 and plan to file an IND for RYZ101 in patients with SCLC in the second half of 2022.” Please clarify here and throughout the registration statement whether you have an IND for RYZ101 in patients with GEP-NETs and, if so, the jurisdiction where your Phase 1 clinical trials will take place.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 23, 2023

Page Two

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Second Amended DRS.

Our amended and restated certificate of incorporation that will be effective..., page 81

2.

We note your revised disclosure on page 81 that you would “expect to vigorously assert the validity and enforceability of the exclusive forum provisions of [y]our amended and restated certificate of incorporation. This may require significant additional cost associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.” Please clarify that such “significant additional costs” could be borne by investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 83 and 202 of the Second Amended DRS.

Intellectual Property, page 133

3.	Please disclose the jurisdictions in which you have filed your two pending international patent applications pursuant to the Patent Cooperation Treaty.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 137 of the Second Amended DRS.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 23, 2023

Page Three

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or comments concerning the Second Amended DRS or this response letter to me at (858) 550-6100 or Karen E. Deschaine at (858) 550-6088.

Sincerely,

/s/ Terren J. O’Connor
Terren J. O’Connor
Cooley LLP

cc:	Ken Song, M.D., RayzeBio, Inc.

Jeff Woodley, RayzeBio, Inc.

Karen E. Deschaine, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com